UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-40056

Tishman Speyer Innovation Corp. II

(Exact name of registrant as specified in its charter)

Rockefeller Center

45 Rockefeller Plaza

New York, New York 10111

(212) 715-0300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A common stock and one-fifth of one redeemable warrant;

Class A common stock, par value $0.0001 per share;

Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: five (5).

Pursuant to the requirements of the Securities Exchange Act of 1934, Tishman Speyer Innovation Corp. II has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 12, 2022	TISHMAN SPEYER INNOVATION CORP. II

	By:	/s/ Paul A. Galiano
	Name:	Paul A. Galiano
	Title:	Chief Operating Officer and Chief Financial Officer